VF 4-3-03

**AM 4/1/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52510

RECEIVED MAR 3 1 2003 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laconia Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Franceze (212) 425-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Franceze, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laconia Capital Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael Franceze
Signature

President
Title

SWORN TO BEFORE ME THIS
27 DAY OF March 2003
NOTARY PUBLIC

Jeffrey G. Canizares
Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LACONIA CAPITAL CORPORATION
110 WALL STREET
NEW YORK, NY 10005

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* *

LACONIA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	100
Securities owned, at market value		6,000
Receivable from clearing broker		103,287
Furniture and equipment (net of accumulated depreciation of $7,500)		500
Other assets		27,541
	$	137,428

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Bank overdraft	$	1,064
Accrued expenses and other liabilities		22,103
Payable to parent company		8,544
Loan payable, officer		9,000
		40,711
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding		200
Additional paid-in capital		363,566
Deficit		(267,049)
		96,717
	$	137,428

The accompanying notes are an integral part of this financial statement.

LACONIA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Laconia Capital Corporation ("the Company") is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Armstrong Asset Management Group, Inc.

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

The Company transacts its business with customers located throughout the United States.

2. BASIS OF PRESENTATION:

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statement, the Company has incurred losses to date amounting to $267,049.

The losses incurred raise questions about the Company's ability to continue as a going concern. The shareholder has indicated its intent to continue to fund, as needed, operations and working capital as well as to meet its regulatory requirements.

Realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the company, which in turn is dependent upon the company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the company's operating and financial requirements provide the opportunity for the company to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Securities Owned:

Securities owned are carried at quoted market values.

Cash Equivalents:

The Company considers all highly liquid debt instruments with maturities of less than three months when purchased to be cash equivalents.

Furniture and Equipment:

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Use of Estimates:

The preparation of the financial statement in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes:

The Company is included under an agreement with its parent company to file a consolidated Federal income tax return. Pursuant to a Federal tax allocation agreement, any tax provision or benefit is determined for the Company based upon its separate return basis taxable income.

4. SECURITIES OWNED:

Securities owned consist of investment securities at market value, as follows:

Corporate stocks:	
Marketable at market value	$ 6,000

5. RECEIVABLE FROM CLEARING BROKER:

The receivable from clearing broker consists of the following:

Commission receivable	$ 3,263
Clearing deposit	100,024
	$ 103,287

6. RELATED PARTY TRANSACTIONS:

The parent company provides office space and pays various expenses for the Company in accordance with an administrative services agreement which terminated in November 2002. The agreement required the Company to pay the parent $14,000 per month or $140,000 through October 31, 2002. During the year, the Company paid $30,171 to its parent under this agreement and the parent waived the balance of $109,829.

Amounts due the parent company at December 31, 2002 totaling $8,544 are due on demand and non-interest bearing.

7. LOAN PAYABLE OFFICER:

An officer of the Company has loaned the Company $9,000. The loan is non-interest bearing and due on demand.

8. TAXES:

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed on a separate return basis. The Company files its own state and local tax return.

The Company has available at December 31, 2002 approximately $238,000 of unused net operating loss carryforwards that may be applied against future taxable income of which $55,000 expires in 2020, and $87,000 expires in 2021 and $96,000 expires in 2022, as well as approximately $35,000 of capital loss carryforwards of which $12,500 expires in 2005 and $22,500 in 2006.

The deferred tax asset arising as a result of the net operating loss and capital loss carryforwards, against which a 100% allowance has been taken, is as follows:

	Federal	State and Local	Total
Income tax benefit at statutory rates	$ 76,000	$ 48,000	$124,000
Less: Valuation allowance	(76,000)	(48,000)	(124,000)
Deferred tax asset, net of valuation allowance	$ -0-	$ -0-	$ -0-

9. LEASES:

The Company is obligated under an operating lease agreement for its office premises that was entered into during November 2002 which expires February 28, 2008. The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2003	$ 86,913
2004	86,913
2005	90,132
2006	96,570
2007	96,570
Thereafter (2 months)	16,095
	$ 473,193

10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000, or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $67,776 which exceeded its required minimum net capital of $5,000 by $62,776. Aggregate indebtedness at December 31, 2002 totaled $40,711. The ratio of aggregate indebtedness to net capital was .60 to 1.

11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reduction of positions, if necessary.

The Company, as a part of its investment activities, assumes long positions in its inventory. The establishment of long positions exposes the Company to off-balance-sheet risk in the event prices decrease.

12. CLEARANCE AGREEMENT:

The Company has a clearing agreement with another broker dealer. Under terms of the agreement a cash security deposit of $100,000 earning interest based on the T-Bill rate has been deposited with the clearing broker.

After a six month initial term, ending in May of 2003, the Company will be subject to a $5,000 per month minimum clearance fee. Either party may terminate the agreement with 120 days written notice.

* * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Laconia Capital Corporation

We have audited the accompanying statement of financial condition of Laconia Capital Corporation (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Laconia Capital Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 7, 2003